KLX Inc.

November 13, 2014

VIA EDGAR AND FEDEX

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                             KLX Inc.
Amendment No. 1 to Form 10-12B
Filed October 14, 2014
File No. 001-36610

Dear Mr. Dobbie:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 29, 2014, regarding Amendment No. 1 to the Registration Statement on Form 10-12B (the “Form 10”) of KLX Inc. (the “Company,” “KLX,” “we” or “us”), filed on October 14, 2014. The Company has filed Amendment No. 2 to the Form 10 (“Amendment No. 2”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), today by electronic submission. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10.

We have revised the disclosure in the Information Statement in several places in response to the comments in the Staff’s letter, as further detailed below.  In addition, the financial information in the Information Statement has been updated for the quarter ended September 30, 2014. We have also provided the remaining information that we had previously indicated would be included in an amendment to the Form 10. We believe that the Form 10, including the Information Statement, is now substantially complete, with the exception of information relating to, or depending on, the final distribution ratio, the record date and distribution date for the spin-off, and the mailing date for the Information Statement. We expect to fill in those last remaining items promptly after the Staff has completed its review of the filing.

Form 10

Exhibits, page 2

1.              We note your response to our prior comment 1.  We have received your application for confidential treatment for portions of exhibits 10.2 and 10.3.  We will provide you with any comments regarding your application under separate cover.  Please confirm your understanding that we will not act on a request to accelerate the effective date of this Form 10 registration statement until we have resolved any outstanding comments on the confidential treatment application.

We confirm our understanding that the Staff will not act on a request to accelerate the effective date of this Form 10 registration statement until the Staff has resolved any outstanding comments on the confidential treatment application for portions of the relevant exhibits. These exhibits have now been filed with this amendment to the Form 10 and are no longer incorporated by reference. We have separately submitted a response to the Staff’s comments regarding our application for confidential treatment. We believe we have addressed all of these comments in our response.

Exhibit 99.1

Questions and Answers about the Spin-Off, page 12

What are the risks associated with the spin-off?, page 13

2.              We note your response to our prior comment 13.  Please briefly summarize the most significant risks associated with the spin-off and ownership of KLX common stock in the answer to this question, rather than only by providing a cross-reference.

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Information Statement.

What are the financing plans for KLX?, page 15

3.              We note your response to our prior comment 3.  Please revise the answer to this question to disclose how you intend to utilize the portion of the proceeds of the senior notes issuance that will not be distributed to B/E Aerospace.

In response to the Staff’s comment, we have revised the disclosure on pages 11, 16, 18, 59, 62, 79 and 80 of the Information Statement.

Material U.S. Federal Income Tax Consequences of the Distribution, page 52

4.              We note your response to our prior comment 26.  Please place the degree of uncertainty in counsel’s expected opinion regarding the tax consequences to recipients of KLX common stock in the distribution in context by disclosing the Internal Revenue Service policy with respect to private letter rulings in spin-off transactions.

In response to the Staff’s comment, we have revised the disclosure on pages 42, 54 and 55 of the Information Statement.

Capitalization, page 60

5.              Please revise to include footnote disclosure indicating how the pro forma amounts for common stock and additional paid-in capital were calculated or determined.

In response to the Staff’s comment, we have revised the disclosure on page 62 of the Information Statement.

Unaudited Pro Forma Condensed Financial Statements, page 63

6.              We note your response to our prior comment 25.  It is not appropriate, either expressly or by implication, to disclaim responsibility for or attempt to limit investor reliance on the disclosure you include in your filings.  Please revise the first sentence of the fourth paragraph on page 63 and throughout the information statement accordingly.

We respectfully advise the Staff that our intent was not to limit investor reliance on the pro forma information, but to include clarifying language about limitations of the pro forma presentation, in accordance with PCAOB AT Section 401,  para 6 which provides that “… The presentation also should indicate that the pro forma financial information should be read in conjunction with related historical financial information and that the pro forma financial information is not necessarily indicative of the results (such as financial position and results of operations, as applicable) that would have been attained had the transaction (or event) actually taken place earlier.”

In response to the Staff’s comment, we have revised the disclosure on page 65 of the Information Statement.

7.              Refer to note 1 on page 68.  You state that you have assumed a fixed interest rate of 5.5% on the secured revolving credit facility.  Please revise to clarify whether this rate is specified in your debt agreement or was estimated using some other means.

In response to the Staff’s comment, we have revised the disclosure on page 70 of the Information Statement.

8.              Refer to note 5 on page 68.  Please revise your disclosure to provide a table showing how the items you have outlined aggregate to the amounts shown on the pro forma balance sheet on page 67.

In response to the Staff’s comment, we have revised the disclosure on page 71 of the Information Statement.

Liquidity and Capital Resources, page 74

9.              We note from your response to our prior comment 30 that you have updated your liquidity discussion through the period ended June 30, 2014.  However, it appears that you have eliminated your discussion of liquidity for the years ended December 31, 2013 and 2012.  Please revise your liquidity section to include the three-year period covered by the financial statements using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 77 through 80 of the Information Statement.

Competitive Strengths, page 85

Aerospace Solutions Group, page 85

10.       We note your response to our prior comment 5.  Please summarize the substance of your response in the second paragraph of this section.

In response to the Staff’s comment, we have revised the disclosure on pages 5 and 89 of the Information Statement.

Executive Compensation, page 109

Annual Cash Incentives, page 111

11.       Please fill in the blanks on pages 111-112 with respect to compensation for John Cuomo or explain to us why this information is not available.

In response to the Staff’s comment, we have revised the disclosure on pages 116 through 118 of the Information Statement.

Condensed Combined Statements of Earnings and Comprehensive Income for the Six Month Periods Ended June 30, 2014 and 2013, page F-3

12.       We note that the amount of total revenue as presented on the face of your statement of earnings is the same amount as product revenue, rather than the sum of both product revenue and service revenue.  Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure on page F-3 of the Information Statement.

If you should have any questions or further comments with respect to the Form 10, please direct them to the undersigned by phone at (561) 791-5000 or by email transmissions sent to tom_mccaffrey@beaerospace.com.

Sincerely,

/s/ Thomas P. McCaffrey
Thomas P. McCaffrey
President and Chief Operating Officer

cc:                                Jason R. Lehner, Esq.
Shearman & Sterling LLP